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                                                                    EXHIBIT 12.1
Commercial Metals Company

Summary of Fixed Charge Coverage Ratios (in thousands, except ratios)

                                                  Fiscal year ended August 31                          Nine months ended May 31
                              ------------------------------------------------------------------       ------------------------
                               1997           1996           1995           1994           1993           1998         1997

Pretax income                 60,995         72,921         58,008         40,907         35,061         43,905       40,875
Adjustments to earnings:
  Interest expense            14,637         15,822         15,246          9,271          9,397         13,117       11,055
  Amortization of capitalized
   interest                      517            485            577            440            406            439          360
  Rent Expense                 2,874          2,611          2,651          2,029          1,998          2,255        2,151

Total earnings                79,023         91,839         76,482         52,647         46,862         59,716       54,441


Fixed charges:
  Interest expense            14,637         15,822         15,246          9,271          9,397         13,117       11,055
  Interest capitalized           804            320            149          1,176            411            972          250
  Rent expense                 2,874          2,611          2,651          2,029          1,998          2,255        2,151

Total fixed charges           18,315         18,753         18,046         12,476         11,806         16,344       13,456


Ratio of earnings to fixed
  charges                        4.3            4.9            4.2            4.2            4.0            3.7          4.0


Pro forma information is not applicable as the ratio of earnings to fixed charges varies by less than 10%.